CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement on Form 1-A of our report dated March 24, 2023 with respect to the audited balance sheets of PGD Eco Solutions, Inc. (the Entity) as of December 31, 2022 and 2021 and the related statements of operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2022 and the period from Inception on August 31, 2021 through December 31, 2022. Our report contains an explanatory paragraph regarding the Entity’s ability to continue as a going concern.

We also consent to the references to us under the heading “Experts” in such Registration Statement.

Goff Backa Alfera & Company, LLC

Pittsburgh, Pennsylvania

March 24, 2023